Exhibit 99.1
December 18, 2007
Maxum Petroleum Holdings, Inc.
1455 East Putnam Avenue
Old Greenwich, Connecticut 06870
Ladies and Gentlemen:
     I hereby consent to my appointment to the Board of Directors of Maxum Petroleum Holdings, Inc. (“Maxum Petroleum”) effective upon the initial public offering of Maxum Petroleum common stock.

Sincerely,

/s/ James E. Bertelsmeyer
James E. Bertelsmeyer